June 28, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:	Jan Woo
Alexandra Barone
Robert Littlepage
Joseph Lempf

Re:	SentinelOne, Inc.
Registration Statement on Form S-1
(File No. 333-256761)

Acceleration Request
	Requested Date:	Tuesday, June 29, 2021
	Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of SentinelOne, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 P.M. Eastern Time on June 29, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Fenwick & West LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that between June 21, 2021 through the date hereof, approximately 1,350 copies of the Preliminary Prospectus of the Registrant, dated June 28, 2021, were distributed to prospective underwriters, dealers, institutional and other investors and others.
We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC

MORGAN STANLEY & CO. LLC

By:	/s/ Shilpi Saran
Name:	Shilpi Saran
Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly III
Name:	William Connolly III
Title:	Managing Director
[Signature Page to Underwriters’ Acceleration Request Letter]